PRESS RELEASE


FOR IMMEDIATE RELEASE

WHITMAN'S CANDIES EXPRESSES DISAPPOINTMENT WITH ROCKY MOUNTAIN CHOCOLATE FACTORY SEVERANCE PACKAGES; CONSIDERS WITHDRAWAL OF TENDER OFFER FOR ROCKY MOUNTAIN OR REDUCTION IN OFFER PRICE.

         Kansas City, Missouri (May 27, 1999) -- Whitman's Candies, Inc. announced today that it is extremely disappointed with the actions taken by the Rocky Mountain Chocolate Factory, Inc. (NASDAQ: RMCF) board of directors in response to Whitman's $5.75 cash tender offer for any and all common stock of Rocky Mountain. The Whitman's board of directors will meet this weekend to consider withdrawing its tender offer or reducing the offer price to reflect the loss of value resulting from new severance compensation packages granted by the Rocky Mountain board to senior management.

         The Whitman's announcement came after Rocky Mountain's board responded to the Whitman's tender offer by approving golden parachute compensation agreements with senior management in the event of a change in control and by adopting a shareholder rights plan.

         "The Rocky Mountain board claims that it wants to enhance the value of the company for the benefit of its stockholders, but chose to respond to our offer by providing its management excessive compensation packages in the event we, or anyone else, buy the company," said Thomas S. Ward, Co-President and a director of Whitman's. "The Rocky Mountain board made the company more expensive by trying to entrench and enrich management just as the financial condition of the company is deteriorating."

         Ward said that Whitman's and its advisers calculated that the aggregate cost of the golden parachutes provided to the five senior officers was approximately $1.9 million ($.69 per Rocky Mountain share). This cost would have to be borne by any company that acquired Rocky Mountain and would likely be reflected in the price ultimately paid to stockholders, according to Ward.

         "Our offer at $5.75 was a 73% premium above Rocky Mountain's 30-day average closing price at the time of the tender offer," stated Ward. "Because of the Rocky Mountain board action and the costs we would have to incur to pay management their compensation packages, we will have to evaluate whether we remain willing to pay $5.75 per share."

         Therefore, according to Ward, the Whitman's board will consider this weekend all of its options, including whether to withdraw the offer or reduce the offer price.



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         Whitman's offer,  contained in an Offer to Purchase dated May 10, 1999, and related letter of transmittal from its wholly-owned subsidiary, WC-RMA Corp., is conditioned upon Rocky Mountain's not taking any defensive actions such as the shareholder rights plan or the management compensation agreements. Whitman's, however, has the right under the Offer to Purchase to waive the condition.

         Whitman's offer will expire at 5 p.m. EDT on Wednesday, June 16, 1999, unless extended or earlier withdrawn.

         This press release is neither an offer to purchase nor a solicitation of an offer to sell any shares of Rocky Mountain. The offer is made solely by the Offer to Purchase dated May 10, 1999 and related letter of transmittal.


Contact:          Richard S. Masinton
                  Whitman's Candies, Inc.
                  1000 Walnut, Suite 900
                  Kansas City, Missouri 64106
                  (816) 842-9240: phone
                  (816) 842-0156: fax
                  dick.masinton@rstover.com

                  David Casper
                  Nesbitt Burns Securities Inc.
                  111 West Monroe St.
                  20th Floor East
                  Chicago, Illinois 60603
                  (312) 461-3292: phone
                  (312) 461-6327: fax
                  david.casper@nesbittburns.com



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